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NEWS RELEASE                                                      [LETTERHEAD]

Contacts:

Daniel Burch or Grace Protos
MacKenzie Partners, Inc.
(212) 929-5748/(212) 929-5802

FOR IMMEDIATE RELEASE:

                   GLOBAL MOTORSPORT GROUP ANNOUNCES DENIAL OF
                        MOTION FOR PRELIMINARY INJUNCTION

     NEW YORK, NY; MORGAN HILL, CA -- December 10, 1998 -- Global Motorsport Group, Inc. (NASDAQ:CSTM) today announced that the Delaware Chancery Court has denied Golden Cycle's motion for preliminary injunctive relief seeking, among other things, an injunction of the tender offer and merger and invalidation of the termination fee and expense reimbursement provisions provided by the merger agreement between Stonington and Global Motorsport Group, Inc. Pursuant to the merger agreement, GMG Acquisition Corp., an entity controlled by Stonington, commenced a tender offer on November 16, 1998 for all of the outstanding shares of common stock of Global for $19.50 in cash net per share.

     The pending tender offer by GMG Acquisition Corp. is scheduled to expire at 12:00 midnight, New York City time on Monday, December 14, 1998. Stonington announced that it intends to complete the tender offer at such time and accept for payment all validly tendered and not properly withdrawn Global shares, subject to the satisfaction or waiver of the conditions described in the tender offer, including shares representing at least a majority of the total outstanding shares of common stock of Global on a fully diluted basis being validly tendered and not properly withdrawn.

     Stonington Partners, Inc., is a private equity investment firm that manages a $1 billion fund of institutional capital on behalf and corporate pension funds, private endowments and other financial institutions. The principals of Stonington Partners have been organizing investments of this nature for over fifteen years, having closed an aggregate of 48 transactions with total consideration of over $22 billion.

     Global Motorsport Group was founded in 1970 and it is the parent organization for an international group of motorcycle after market providers that focus their business on Harley-Davidson motorcycles sold worldwide. Global's organization includes Custom Chrome, the leading aftermarket supplier of Harley-Davidson motorcycle parts and accessories; Chrome Specialties, an aftermarket supplier of Harley-Davidson motorcycle parts and accessories located in Fort Worth, Texas; Custom Chrome Far East, a product development, engineering, tooling management and warehouse of proprietary products for Global, located in Taiwan; Custom Chrome Europe, a distribution company located in Germany that specializes in aftermarket accessories for Harley-Davidson motorcycles and other "cruiser" motorcycles; and Santee Industries, a manufacturer of frames and exhaust systems and other aftermarket components for Harley-Davidson motorcycles, located in California.

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